

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2020

Yang (Sean) Liu
Chief Executive Officer
Huitao Technology Co., Ltd.
9 North West Fourth Ring Road
Yingu Mansion Suite 1708, Haidian District
Beijing, People's Republic of China 100190

>   **Re: Huitao Technology Co., Ltd.**
>   **Registration Statement on Form F-3**
>   **Filed February 25, 2020**
>   **File No. 333-236616**

Dear Mr. Liu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joan Wu